EXHIBIT 16.1

May 7, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of RathGibson, Inc.'s Form 8-K dated May 7, 2008, and we have the following comments:

1. We agree with the statements made in the first, second and third paragraphs.

2. We have no basis on which to agree or disagree with the fourth paragraph.

Yours truly,

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin